SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 2 )1
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                            Carlyle Industries, Inc.
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                                (Name of Issuer)
                            Common Stock No Par Value
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                         (Title of Class of Securities)
                                    143093102
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                                 (CUSIP Number)
                               Michael A. Schwartz
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-6362
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 28, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  143093102                                           Page 2 of 5 Pages
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    1            NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 (ENTITIES ONLY)
                 Robert A. Levinson
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    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                                      (b)  |_|
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    3            SEC USE ONLY
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    4            SOURCE OF FUNDS*
                 PF
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    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
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    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
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NUMBER OF                  7    SOLE VOTING POWER
                                  2,078,787
SHARES
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BENEFICIALLY               8    SHARED VOTING POWER
                                  0
OWNED BY
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EACH                       9    SOLE DISPOSITIVE POWER
                                  2,078,787
REPORTING
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PERSON                     10   SHARED DISPOSITIVE POWER
                                  0
WITH
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   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,078,787
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   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                  |_|
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   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.9%
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   14            TYPE OF REPORTING PERSON*
                 IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  143093102                                           Page 3 of 5 Pages
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    1            NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 (ENTITIES ONLY)
                 Swenvest Corporation
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    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                                      (b)  |_|
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    3            SEC USE ONLY
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    4            SOURCE OF FUNDS*
                 AF
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    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
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    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York
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NUMBER OF                  7    SOLE VOTING POWER
                                  1,791,094
SHARES
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BENEFICIALLY               8    SHARED VOTING POWER
                                  0
OWNED BY
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EACH                       9    SOLE DISPOSITIVE POWER
                                  1,791,094
REPORTING
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PERSON                     10   SHARED DISPOSITIVE POWER
                                  0
WITH
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   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,791,094
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   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                  |_|
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   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.9%
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   14            TYPE OF REPORTING PERSON*
                 CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D


         This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D originally filed on March 31, 2000 and amended on April 5, 2000, by Swenvest Corporation, a New York corporation ("Swenvest"), and by Robert A. Levinson with respect to shares of common stock, par value $0.01 per share ("Carlyle Common Stock"), of Carlyle Industries, Inc. ("Carlyle").

         ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

         The source of funds for the acquisition of 157,675 shares of Carlyle Common Stock (the "Shares") by Swenvest on August 28, 2000 was the private funds of Mr. Levinson (in the form of a loan to Swenvest).

         ITEM 4:  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

         The purpose of the purchase by Swenvest of the Shares was for investment purposes only.

         ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

        Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following:

        (a) As of the date hereof and based upon a total of 13,934,858 shares of Carlyle Common Stock outstanding as reported on the Issuer's most recently filed 10-Q for the second quarter of fiscal year 2000, (i) Swenvest beneficially owns 1,791,094 shares of Carlyle Common Stock, representing approximately 12.9% of the outstanding Carlyle Common Stock, and (ii) Mr. Levinson may be deemed to be the beneficial owner of an aggregate 2,078,787 shares of Carlyle Common Stock, representing approximately 14.9% of the outstanding shares of Carlyle Common Stock, comprised of: 1,791,094 shares owned by Swenvest, of which Mr. Levinson is the sole shareholder; 75,000 shares held by three trusts for the benefit of Mr. Levinson's children; 165,693 shares owned directly by Mr. Levinson; and options to purchase 47,000 shares, which are exercisable within 60 days. Mr. Levinson disclaims beneficial ownership of the 75,000 shares of Carlyle Common Stock held by the three trusts for the benefit of his children. Mr. Levinson is co-trustee of the trusts.

         Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following:

         Swenvest acquired an additional 157,675 shares of Carlyle Common Stock at a purchase price of $0.50 per share on August 28, 2000 through open market purchases.

         This statement is filed on behalf of Swenvest and Mr. Levinson.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 12, 2000            /s/ ROBERT A. LEVINSON
                              ----------------------------------------
                              Robert A. Levinson


                              SWENVEST CORPORATION


                              By: /s/ ROBERT A. LEVINSON
                              ----------------------------------------
                              Name:  Robert A. Levinson
                              Title: President